[Letterhead of Sybase, Inc.]
June 27, 2007
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561
Re:	Sybase, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed on March 1, 2007 Form 8-K dated April 26, 2007 File No. 001-16493
Dear Ms. Collins:
Per our telephone exchange, we are requesting an extension through July 13, 2007 for our response to the comments set forth in your letter of June 15, 2007 to Sybase’s President and Chief Executive Officer, John Chen. We are seeking such an extension to allow our finance and accounting staff to have sufficient time to gather the requested information during the typically busy end of quarter period.
Sincerely,
/s/ Daniel R. Carl
Daniel R. Carl
General Counsel
Cc:	Jeff Ross, Dan Cohen